February 11, 2014

To:	Barbara C. Jacobs, Assistant Director
Or Jeff Kauten, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ISMO Tech Solutions, Inc.
Registration Statement on Form S-1
Filed January 13, 2014
File No.: 333-193328

Dear Ms. Jacobs:

ISMO Tech Solutions, Inc., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated February 5, 2014 (the “SEC Letter”), pertaining to the Registrant’s Registration Statement on Form S-1 (the “Filing”) as filed with the Commission on January 13, 2014.  The following numbered responses correspond to those numbered comments as set forth in the SEC Letter.

Prospectus Summary and Risk Factors

The Offering, page 5

1.

We note from your disclosure on the cover page that the offering proceeds will be held in a separate account that is controlled by management rather than an escrow or trust account and that the proceeds in this account will be subject to the claims of creditors. Please tell us how you will be able to ensure prompt refunding of money to purchasers after the termination date or revise to include disclosure that the offering proceeds will be subject to the claims of creditors.

The Registrant has added the following disclosure to the second paragraph on page 5 of the amended registration statement:

If we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws.  If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions.  As such, it is possible that a creditor could attach your subscription, which could preclude or delay the return of money to you.  If that happens, you will lose your investment even if we do not raise the minimum proceeds in this offering.

2.

You disclose on page 13 that a significant portion of the proceeds will also be used for inventory and accounting expenses. Please revise or advise.

The Registrant intends to utilize a portion of the proceeds sought in this offering to: (a) saleable inventory, consisting of computer and networking equipment and software, which it intends to sell to customers; and (b) accounting expenses to be paid to the Registrant’s independent registered accounting firm to maintain compliance with public company reporting requirements, tax accountants and bookkeepers, as necessary.

Casa 11 – Princesa de Gales

Calle Oxford, Las Cumbres

Panama, Republic de Panama

United States Securities and Exchange Commission

Re: ISMO Tech Solutions, Inc.

February 11, 2014

Risk Factors, page 7

3.

Please include prominent disclosure in the risk factors addressing the fact that the proceeds from the offering will be kept in a corporate account rather than an escrow or trust account and will be subject to the claims of creditors.

The Registrant has added the following risk factor disclosure on page 8 of the amended registration statement.

THE PROCEEDS FROM THE OFFERING CONTEMPLATED HEREBY WILL BE KEPT IN A SEPARATE CORPORATE ACCOUNT RATHER THAN AN ESCROW OR TRUST ACCOUNT AND COULD BECOME SUBJECT TO THE CLAIMS OF CREDITORS.

The proceeds from the sale of the shares in this registered offering will be payable directly to the company and all subscription funds will be deposited into a separate bank account, pending the achievement of the minimum offering. There is no escrow, trust or similar account in which subscription funds will be deposited.  The bank account is merely a separate non-interest bearing account under our control where we will segregate subscription funds; therefore, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, the subscription funds could become part of the bankruptcy estate and administered according to the bankruptcy laws.  If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions.  As such, it is possible that a creditor could attach the subscription funds.  If that happens, investors could lose their investments even if we do not raise the minimum proceeds in this offering.

Description of Business

Business of Issuer

Principal Services and Principal Markets, page 18

4.

Please expand this section to disclose the geographic areas in which you intend to conduct business, the methods by which you will select third-party products to sell, and any arrangements you will need to make with third parties to sell their products as well as how you will make such arrangements.

The Registrant has expanded the disclosure in this section to read, as follows:

ISMO Tech Solutions, Inc. focuses on providing information technology solutions to small and medium sized businesses, as well as individual customers.  Our services include the following:

1.

Hardware and Network Equipment

As the dependence of businesses upon computer networks increases, it becomes more important to implement networks that are designed to be scaleable and reliable.  The IT infrastructure practice provides solutions relative to a customer’s overall computer systems and network infrastructure needs.  In general, the overall focus of this practice is to provide a computing infrastructure that meets the customer’s business requirements with respect to reliability, availability, and serviceability.  Specific solutions address custom needs such as: network security, electronic messaging, and systems and network design and integration.

We plan to primarily offer computer hardware and network equipment and components via an online webstore to customers around the world.  We believe that the global nature of the Internet will lead to sales in countries as geographically separated from Panama as Great Britain or India, for example.  However, our management expects to focus its initial marketing efforts in the United States, with the goal to expand to Mexico and Central America as operations and cash flows may permit.  The products we may offer for sale will be manufactured by third party companies, not by ISMO.

United States Securities and Exchange Commission

Re: ISMO Tech Solutions, Inc.

February 11, 2014

In addition to our proposed e-commerce website, we anticipate offering on-site installation and network diagnostics services to customers located in Panama City, Panama, where our sole officer resides.  We expect these services to contribute only marginally to revenues during our first year of operations.  If or when we expand the reach of our Internet sales into Central America, we plan to offer these services on a more regular basis through independently contracted technicians.  Initially, the technical and installation staff will be outsourced unless we decide that hiring employees to handle these functions would be a preferred outcome.  As of the date of this prospectus, we have not reserved a domain address, have not published a website and have no products for sale.

2.

Network and Information Security

The growth in Internet activity and connections has exposed businesses to risk through unauthorized access to corporate data that is mission-critical and confidential. It is essential to ensure that customer networks and data are secure.  We intend to offer prospective clients data and network security services, which is a rapidly growing market.  The service and product offerings in this area are numerous.  From a product standpoint, we anticipate offering software for firewalls, virus protection, attack recognition, content protection, network monitoring, data encryption, and user authentication.  All such software will be developed by third party vendors and not developed exclusively by or for us.  From a services perspective, our offerings will include services to build a security policy, design and implement security solutions, perform penetration testing, carry out security audits, and provide training and support.

The products we plan to sell will be developed and manufactured by third parties.  All products will be purchased from third-party manufacturers or distributors. It is anticipated that certain manufacturers and distributors will require us to obtain certification in the solutions to be resold by us.  In the event certification is required, our sole officer is prepared to undertake any steps necessary to obtain certification on our behalf.  However, because we are in the development stage, the products we initially plan to offer for sale through our proposed website will be those that are generally available to us without any licensing or certification requirements.  We cannot assure you that we will be able to locate suppliers without special purchase requirements.  We are still in the development stage, and we do not have any saleable inventory and have not yet identified any specific products, manufacturers or suppliers.

Management’s Discussion and Plan of Operation

Results of Operation for the Period November 22, 2013 (Inception) to November 30, 2013

Liquidity and Capital Resources, page 33

5.

We note that you believe your cash and cash equivalents, as well as the anticipated proceeds from this offering will be sufficient to meet your working capital and capital expenditure needs over at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K as well as footnote 43 to SEC release 33-8350 for additional guidance.

The Registrant has revised the disclosure on page 35 to state that, “In the event we are do not realize any funds from this proposed registered offering, we anticipate being able to sustain only minimal operations for approximately three to six months, during which time we will be unable to pursue our planned business objectives.”

United States Securities and Exchange Commission

Re: ISMO Tech Solutions, Inc.

February 11, 2014

Directors, Executive Officers, Promoters and Control Persons

Background of Directors, Executive Officers, Promoters and Control Persons, page 37

6.

Please disclose the institution from which Mr. Navas obtained his Bachelor’s Degree in Commerce. Refer to Item 401(e) of Regulation S-K.

The Registrant has revised Mr. Navas’s biography to state that his degree was obtained from Escuela Profesional Isabel Herrera Obaldia.

Exhibit 99

7.

Please note that an agreement by the purchaser to indemnify and hold harmless the company and its officers, directors, representatives, agents and employees under the Securities Act of 1933 is inappropriate, and in our view, contrary to public policy. Please revise.

The Registrant has removed the “Indemnification” paragraph from the proposed subscription agreement.

Additional Verbal Comments

On February 5, 2014, Mr. Kauten, Attorney-Advisor for the Commission, related additional verbal comments to Mr. Bauman, US counsel for the Registrant.  The Registrant has paraphrased the comments and responded hereto:

1.

Please check the page cross-reference for Risk Factors.

The Registrant has revised the registration throughout to accurately direct reader to the Risk Factors section beginning on page 7, not 6, as previously disclosed.

2.

Prospectus Summary and Risk Factors.

Per the suggestion of the Commission, the Registrant has revised the section heading from “Prospectus Summary and Risk Factors” to “Prospectus Summary.”

3.

Blue Sky references.

In light of the merit review requirements of certain jurisdictions in which the Registrant sought to offer its securities, the Registrant has decided to offer its securities only in Nevada and New York, and has revised the registration statement, accordingly.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Enrique Navas at tel: (888) 766-4660.  Alternatively, you may contact Bauman & Associates Law Firm, U.S. counsel for the Registrant, at tel: (702) 533-8372.

Sincerely,

/s/ Enrique Navas

Enrique Navas

President

Enclosures